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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 12)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                              MAGMA POWER COMPANY
                           (Name of Subject Company)

                              MAGMA POWER COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   0005591941
                     (CUSIP number of Class of Securities)

                               JON R. PEELE, ESQ.
            Executive Vice President, Secretary and General Counsel
                              MAGMA POWER COMPANY
                        4365 EXECUTIVE DRIVE, SUITE 900
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 622-7800
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

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
             Michael J. Kennedy, Esq.                     David W. Heleniak, Esq.
               SHEARMAN & STERLING                          SHEARMAN & STERLING
              555 California Street                         599 Lexington Avenue
         San Francisco, California 94104                  New York, New York 10022
                  (415) 616-1100                               (212) 848-4000
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  This Amendment No. 12 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated October 11, 1994, as amended (the "Schedule 14D-9"), filed by Magma Power Company, a Nevada corporation ("Magma" or the "Company"), relating to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 6, 1994, as amended and supplemented through the date hereof, of CE Acquisition Company, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of California Energy Company, Inc., a Delaware corporation ("California Energy"), to purchase 12,400,000 Shares at a price of $38.50 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 1994, as supplemented on October 26, 1994, and as amended through the date hereof, and the related Letter of Transmittal as amended and supplemented through the date hereof (the "Revised Offer"). Capitalized terms used and not defined herein shall have the meanings sets forth in the Schedule 14D-9.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented by adding thereto the following:

   Exhibit 33 --Press Release of the Company, dated December 2, 1994.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          MAGMA POWER COMPANY

                                          By:  /s/  Jon R. Peele
                                            ___________________________________
                                            Name: Jon R. Peele
                                            Title: Executive Vice President,
                                                   Secretary and General
                                                   Counsel

Dated: December 2, 1994

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                               INDEX TO EXHIBITS

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                                                                     SEQUENTIAL
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  EXHIBITS                        DESCRIPTION                          NUMBER
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
 Exhibit 33 --Press Release of the Company, dated December 2, 1994
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